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THE NASDAQ STOCK MARKET, INC.                                    NASDAQ



                                                  October 3, 1997

Michael Thomas, President
United Petroleum Corporation
4867 North Broadway
Knoxville, Tennessee 37918



Dear Mr. Thomas:


      Based on our review of the Company's public disclosures and its responses to our comment letters, the staff has concluded that United Petroleum's securities no longer qualify for continued inclusion in the Nasdaq Stock Market. The staff believes that the Company has relied excessively on consultants to expand investor interest in its shares and that these arrangements have led to a loss of shareholder value. In the dealings with one consultant, the Company engaged in a series of transactions that brings the credibility of management and the financial statements into question. The staff contends that the Company has exhibited a pattern of management and financial practices that demonstrate a breach of fiduciary responsibility and an absence of internal controls. Currently, the Company is seeking to bolster shareholder value by entering into an unrelated business line. Yet, based on the information disclosed, the staff believes that the Company is taking on the characteristics of a "shell" corporation. Lastly, the Company has failed to respond timely to the staff, even failing to meet deadlines promised by management. The staff is basing its decision to delist the Company's securities on the application of Marketplace Rules 4300 and 4330 of the The Nasdaq Stock Market, whereby the Association may exercise broad discretionary authority and deny inclusion of securities in order to maintain the quality of, and the public confidence in, its market.(1)

  The Company hs entered into various consulting arrangements with the sole purpose of expanding investor interest in the Company's shares. Based on our review and responses received from the Company, these arrangements have led to the deterioration of shareholder value and have failed to expand the shareholder ownership base. In what appears to have been a very costly arrangement, the Company engaged in a series of transactions that led to a substantial loss of its market value and the diversion of funds from the proposed further development of its oil and gas properties. The staff contends that management's continued reliance on consulting arrangements to promote the Company's stock has repeatedly impaired the interests of the Company's public shareholders, and in general, a public company's dependency on such practices undermines the integrity of the Nasdaq Stock Market.


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(1)In accordance with the Marketplace Rules 4300 and 4330 (a)(3). "The

Association may deny inclusion or apply additional or more stringent criteria for the initial inclusion of a particular security based on any event, condition, or circumstance which exists or occurs that makes initial or continued inclusion of the security in Nasdaq inadvisable or unwarranted in the opinion of the Association, even though the security meets all enumerated criteria for initial or continued inclusion.... If the Association deems it necessary to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, or to protect investors and the public interest."


1801 K STREET, NW WASHINGTON, DC 20006


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     The staff believes that the Company's management neglected its fiduciary responsibility by facilitating and pursuing manipulative transactions involving the Company's stock and by failing to appropriately monitor the use and location of its cash. With the assistance of a consultant, Strategic Holdings Corporation (Strategic), the Company offered $27.5 million of convertible debentures under Registration S to non-domestic investors, from May through October of 1996. The Company received $17.9 million. The debentures contained an open-ended conversion feature, and in early July of 1996, investors began to request conversion into common stock and apparently established short positions upon notifying the transfer agent of their intent to convert. In response, the Company authorized a stock re-purchase program in "...an effort to send a message to the marketplace that it was serious about shareholder value..." The Company spent approximately $10.8 million in this effort, $7.4 million of which was wired to Strategics brokerage account and used to purchase of 1,843,407 shares of the Company's stock and $3.4 million was wired to two accounts of the broker/dealer. The latter amount was apparently consumed in the broker/dealer's operations. The current value of the purchased shares is less than $500,000.

     As a result of what the Company's claims as TAJ's mismanagement of its market-making activities, the willingness of TAJ's clearing agent, National Financial Services, to allow TAJ to hold a position in the Company's stock in violation of the margin rules, and the apparent disappearance of the approximately $3.4 million wired to TAJ during the period from July 16th to September 18th for the purchase of the Company's shares, the Company filed a Complaint in federal court on March 18, 1997, suing TAJ, National Financial and Mr. Jurdine for the recovery of the $10.8 million wired to TAJ, and Strategic's account at TAJ. According to the Company the complaint has not been served. Despite the Company's allegations, the staff's main objection is with the fact that management continued to issue the convertible debentures in light of its concerns about shareholder dilution and continued to forward funds to the various brokerage accounts without obtaining an accounting of location and use of such funds.

     In December of 1996, following the issuance of the debentures and its attempts to stabilize the price of its common stock, the Company recorded a series of transactions that brings into question the extent of whether prospective shareholders should rely on management's judgment. Apparently to offset the costs of the Company's share re-purchase efforts, Strategic agreed to execute a note in favor of the Company for the sum of the amounts wired to Strategic's account and those of the broker/dealer. The Company gained control of the 1,834,407 shares of its stock as collateral for the note. Prior to its release of its year-end financial statements for the year ended December 31, 1996, the Company wrote off the entire balance of the note. The write-off, plus accelerated amortization of financing costs related to the convertible debenture and losses from operations contributed to what the Company claimed as net operating loss carry-forward, and as a result, the Company recognized a deferred tax asset in excess of its deferred tax liability.

     The staff contends that the creation and subsequent write-off of the note and the recognition of the deferred tax asset were inappropriate. All but $5,000 of the funds wired to Strategic's account were used to purchase shares of the Company's common stock which it controlled at the time of the release of its Form 10-K. Basically, the Company had merely purchased its own shares through Strategic's account, and according to the Company, such shares were being used as partial consideration for the businesses it recently acquired. Consequently, the staff believes that there is no basis for the portion of the deferred tax related to the write-off as the results of a company's purchase or sale of its own shares are not recognized

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through the income statement. In addition, the Company has based the realization of its deferred tax asset primarily on the favorable outcome of a contingency and on a series of proposed transactions which could result in extraordinary gains, specifically in the recovery of the $10.8 million through the pending law suit and the possibility of the remaining debenture holders forgiving a portion or all of the remaining debt. From the staff's review of the accounting literature, the assumed events are considered too uncertain in timing and amount to support the position that a valuation allowance is not needed.

     The credibility of the Company's financial statements comes into question again with respect to the reported amount of the capitalized costs of its producing oil and gas properties and the disclosure of the estimated value of its undeveloped proved reserves. The staff contends that the capitalized costs of its producing properties are overstated by approximately $200,000. While the potential write-down is not substantial, the response from the Company to support the appropriateness of its recorded costs shows no calculation as to whether the recognition of an impairment was needed. With respect to the undeveloped Gray Hawk property, the Company has not demonstrated how it will obtain the funds needed to drill the proposed wells and realize any of the estimate value of the acreage. The Company reported proved non-developed reserves from this holding of 84,232,501 mcf of gas, resulting in discontinued present value of future revenues of $84,648,000. Yet the realization of this potential asset will require the Company to complete a 50 well program over five years with only a 10% dry hole rate, at an estimated capital cost of $237,000 per well. While the basis for the petroleum engineer's projection may be reasonable and appropriate, the staff believes that the Company's disclosure of the information without discussing the current lack of resources to initiate this project is not.

     In a Press Release dated August 26th, the Company announced the formation of a two separate divisions: the entertainment group and telecommunications group, and the implied acquisition of the businesses compromising each group. The entertainment group is to be engaged in motion picture production and distribution, talent representation and the production and distribution of a "Spanish Language Home Shopping network." The telecommunications group will provide satellite communications services intended primarily to support the broadcast of the Spanish Language Home Shopping network. In two separate Press Releases issued the day before, the Company announced the creation of an oil trading group domiciled in the Cayman Islands to complement its existing oil and gas activities, and the addition of four new directors and three advisers to the Board, apparently to provide guidance to the Company regarding the newly acquired businesses. The staff is concerned that the Company's entrance into businesses, completely unrelated to its current operations and concerning which existing management has no prior experience, may lead to a complete change of the Company's operating and financial structure, and ultimately, a change in ownership control.

     Finally, the Company has violated Marketplace Rule 4330(c) by not responding to the staff's requests for additional information, specifically, failing to meet the staff's deadlines and extended deadlines promised by the Company, and failing to indicate by phone or letter that the Company would be unable to meet such deadlines.2

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2  As stated in the rule, "The Association may request any additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's initial or continued inclusion, including, but not limited to, any material provided to or received from the Commission or other appropriate regulatory authority. Information requested pursuant to this subparagraph shall be submitted within a reasonable period.

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     The staff believes that providing United Petroleum continued access to the liquidity of the Nasdaq Stock Market is detrimental to the interests of prospective public shareholders and the broader public Investment community. Due to the Company's activities as discussed above and the its apparent reluctance to respond to our questions and comments in a timely manner, the staff believes that the continued listing of United Petroleum is longer warranted. Accordingly, the Company's securities will be delisted the Nasdaq Stock Market at the close of business on FRIDAY OCTOBER 17, 1997.

     The Company may seek further review. For information regarding a review of the staff's findings, please contact the Listing Qualifications Hearings Department at (202) 496-2635. Please note the responses to these and any subsequent questions may give rise to additional public interest concerns which the staff would include in its presentation to any designated appeals process.


     If you have any questions regarding the compliance issues discussed above, please contact Andrew Labadie at (202) 974-2911. Please also keep Mr. Labadie apprised of any request for a hearing.

                                       Sincerely yours,


                                       /s/ Gary N. Sundick
                                       Gary N. Sundick
                                       Vice President-Listing Investigations